Amarantus BioScience Holdings, Inc.

675 Almanor Avenue

Sunnyvale, CA 94085

December 2, 2013

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler and Mathew Jones

Re:	Amarantus BioScience Holdings, Inc.

Registration Statement on Form S-1

Filed October 3, 2013

(File No. 333-191555)

Ladies and Gentlemen:

Amarantus BioScience Holdgins Inc. (the "Company"), in connection with its filing of amendment no. 1 to its Registration Statement on Form S-1 under the Securities Act (File No. 333-191555), hereby responds to the Staff's comments raised in the Staff’s comment letter dated October 17, 2013 directed to such Registration Statement. For ease of reference, the Staff's comments are reproduced below in their entirety, and the Company's responses immediately follow.

General

1.          We note that you are registering the sale of 173,333,160 shares of common stock by various selling shareholders. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling shareholders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering of this size on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)( I )(i). In your analysis, please refer to Securities Act Rules CDI 612.09 and address the following among any other relevant factors:

•          how long the selling shareholders have held the shares;

•          the circumstances under which they received them;

•          their relationship to the issuer;

•          the amount of shares involved;

•          whether the sellers are in the business of underwriting securities; and

•          whether under all the circumstances it appears that the seller is acting, as a conduit for the issuer.

Response: We respectfully disagree and do not believe that the offering is a primary offering by the Company.

Following is our analysis:

•     The only sale by or on behalf of the issuer was the sale of securities on September 3 and September 26, 2013 in a private placement pursuant to a securities purchase agreement with the investors (the “Investors”), which was exempt from registration pursuant to Sections 4(2) and 4(6) of the Securities Act of 1933, as amended and Rule 506 promulgated thereunder. That private placement constituted the primary offering by the Company.

•     The Investors made a $3.0 million investment in the Company. In exchange for the $3.0 million investment, the Investors received (i) senior convertible debentures in the principal amount of $3,330,000, and (ii) three year warrants to purchase 83,333,250 shares of common stock at an exercise price $0.06 per share. Except for Messrs. Gerald Commissiong, John Commissiong and Robert Harris, the Investors’ sole relationship with the Company then, as it is now, is as investors.

•     The Investors made an investment in the Company and they hold the risk of ownership and after the registration statement is declared effective, they will continue to bear the risk of ownership thereafter.

•     The registration of the common stock underlying the convertible debentures and warrants was a condition subsequent to funding, not a condition precedent. As a result, the Investors bear the risk that the Company would fail or be unable to register the securities. The risks being borne by the Investors are further evidence that this is not an offering by or on behalf of the Company. The Company has already received the proceeds of the sale of the securities to the Investors.

•     None of the investors who are included in the Registration Statement as Selling Shareholders has any control relationship with the Company and none has a right of board representation. As a result, none of the investors has the ability directly or indirectly to control the actions of the Company either by contract or through management or the exercise of voting rights, and none of the investors has special access to material non-public information concerning the Company.

•     The sale by the Investors of their shares is not analogous to an offering by the Company. In a Company offering, other than pursuant to a firm commitment offering, the Company does not receive any proceeds from the sale of its securities until the proceeds from the sale of the minimum offering have been deposited into an escrow account and have cleared. The Investors made a cash investment, and the Company has received the proceeds from the sale of securities to the Investors. The Investors have a contractual right to have the Company’s register the common stock underlying the convertible debentures and warrants, but the Company received the proceeds from the sale in September 2013.

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•     The rights under a registration rights agreement cannot be equated with the actual registration of the common stock. It is not self-effecting and it does not automatically result in the registration statement being either filed or declared effective.

•     As of date the registration statement was filed, the Company had 523,610,165 shares issued and outstanding of which 34,037,932 are held by affiliates of the Company. The number of shares included in the prospectus represents approximately 35% of the Company’s outstanding float.

•     To the Company’s knowledge, none of the investors is in the business of underwriting securities as and, as a factual matter, the investors are not acting as a conduit for the Company. Rather the investors purchased the securities for their own account.

2.          We note that you have registered 173,333,160 shares of common stock. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible debentures that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible debentures).

Response: The Company has provided the disclosure. Please see page 40 of the Registration Statement.

3.          We note on page 21 that the debentures have an aggregate principal amount of $3,333,330 and accrue at the rate of 8% annually. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible debentures in this disclosure.

Further, we note on page 21 that the aggregate purchase price of the convertible debentures and warrants was $3,000,000. Please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible debentures and the total possible payments to all selling shareholders and any of their affiliates in the first year following, the sale of convertible debentures.

Response: The Company has provided the disclosure. Please see disclosure beginning on page 40 of the Registration Statement.

4.          Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible debentures, presented in a table with the following information disclosed separately:

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•	the market price per share of the securities underlying the convertible debenture on the date of the sale of the convertible debenture;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible debenture, calculated as follows:

•	if the conversion price per share is set at a fixed price, use the price per share established in the convertible debenture; and

•	if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying securities, use the conversion discount rate and the market rate per share on the date of the sale of the convertible debenture and determine the conversion price per share as of -that date;

•	the total possible shares underlying the convertible debenture (assuming no interest payments and complete conversion throughout the term of the note);

•	the combined market price of the total number of-shares underlying the convertible debentures, calculated by using the market price per share on the date of the sale of the convertible debentures and the total possible shares underlying the convertible debentures;

•	the total possible shares the selling shareholders may receive and the combined conversion price of the total number of-shares underlying the convertible debentures calculated by using the conversion price on the date ofthe sale of the convertible debentures and the total possible number of shares the selling shareholders may receive; and

•	the total possible discount to the market price as of the date of the sale of the convertible debentures, calculated by subtracting the total conversion price on the date of the sale of the convertible debentures from the combined market price of the total number of shares underlying the convertible debentures on that date.

If there are provisions in the convertible debentures that could result in a change in the price per share upon the occurrence of-certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response: The Company has provided the disclosure. Please see page 42 of the Registration Statement.

5.          Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•          market price per share of -the underlying securities on the date of the sale of that other Security;

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•          the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

•          if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

•          if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•          the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•          the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•          the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•          the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response: The Company has provided the disclosure. Please see disclosure beginning on page 42 of the Registration Statement.

6.          Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•          the gross proceeds paid or payable to the issuer in the convertible note transaction;

•          all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment Three;

•          the resulting net proceeds to the issuer; and

•          the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible debentures and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comment Four and Comment Five.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure — as a percentage — of the total amount of all possible as disclosed in response to Comment Three and the total possible discount to the market price of the shares underlying the convertible debentures as disclosed in response to Comment Four divided by the net proceeds to the issuer from the sale of the convertible debentures, as well as the amount of resulting percentage averaged over the term of the convertible debentures.

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Response: The Company has provided the disclosure. Please see page 43 of the Registration Statement.

7.          Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•          the date of the transaction;

•          the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•          the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•          the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•          the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•          the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•          the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response: The Company has provided the disclosure. Please see page 44 of the Registration Statement.

8.          Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•          the number of shares outstanding prior to the convertible debenture transactions that are held by persons other than the selling, shareholders, affiliates of the company, and affiliates of the selling shareholders;

•          the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•          the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling, shareholders;

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•          the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•          the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling, shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response: The Company has provided the disclosure. Please see page 45 of the Registration Statement.

9.          Please provide us, with a view toward disclosure in the prospectus, with the following information:

•          whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•          whether — based on information obtained from the selling shareholders — any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

•          the date on which each such selling shareholder entered into that short position; and

•          the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of' the convertible debenture transactions and the filing of the registration statement (e.g., before or after the announcement of each of' the convertible debenture transactions, before the filing or after the filing of the registration statement, etc.).

Response: The Company has provided the disclosure. Please see page 45 of the Registration Statement.

10.         We note on page 40 that to your knowledge, the selling shareholders do not and have not held any position or office or had any other material relationship with you or any of your predecessors or affiliates within the past three years other than as a result of' the ownership of your securities. Please provide us, with a view toward disclosure in the prospectus, with:

•          a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transactions (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible debentures; and

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•          copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of-the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transactions (or any predecessors of those persons) in connection with the sale of the convertible debentures.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response: The Company has provided the disclosure. Please see page 45 of the Registration Statement.

11.         We note that in Exhibit 5.1, your counsel states that the securities being sold pursuant to the registration statement consist of(i) 83,333,250 of' common stock issuable upon conversion of' outstanding convertible debentures; (ii) 6,666,660 shares of common stock issuable as interest under the debentures; and (iii) 83,333,250 shares of' common stock issuable upon exercise of outstanding warrants. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.

Response: The Company has provided the disclosure. Please see page 39 of the Registration Statement.

12.         With respect to the shares to be offered for resale by each selling shareholder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Response: The Company has provided the disclosure. Please see page 40 of the Registration Statement.

Exhibits, page 54

13.         We note that you have not included each attachment to the Form of Stock Purchase Agreement dated September 3, 2013 filed as Exhibit No. 10.36. Please re-file this agreement with any exhibits, schedules, appendices, etc.

Response: The Company is refiling Exhibit 10.36 to include the disclosure schedules. The attachments are included as Exhibits 10.37 through 10.41.

14.         Please file the Stock Purchase Agreement dated September 26, 2013 as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company is filing as Exhibit 10.41, the September 26, 2013 Stock Purchase Agreement.

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Should you have any questions or comments with respect to the foregoing, please contact Jeffrey Fessler or Marcelle S. Balcombe of Sichenzia Ross Friedman Ference LLP, at 212-930-9700.

Very truly yours,

By:	/s/ Marc E. Faerber
Marc E. Faerber

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